                                                                              NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION, INC. REPORTS THIRD QUARTER AND NINE MONTH RESULTS

Company to Host Conference Call and Webcast Monday, November 16, 2009 at 4:15 p.m. EST

JACKSONVILLE, Fla.  November 9, 2009 -- ParkerVision, Inc. (NasdaqGM: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, reported reduced losses for the third quarter and nine months ended September 30, 2009 as compared to the same periods in 2008.  ParkerVision reduced third quarter 2009 operating expenses by approximately $950,000 or 14.2% from the same period in 2008, largely as a result of cost control programs.

For the third quarter ended September 30, 2009 the reported net loss was $5.7 million, or $0.17 per share, on 33,085,620 weighted average shares outstanding.  This compares to a net loss in the third quarter of 2008 of $6.6 million, or $0.25 per share, on 26,561,853 weighted average shares then outstanding.

For the nine month period ended September 30, 2009, ParkerVision reported a net loss of $16.6 million, or $0.53 per share on 31,585,734 weighted average shares outstanding, compared with a net loss of $17.3 million, or $ 0.66 per share, on a weighted average of 26,223,991 shares outstanding in the first nine months of 2008.

Third Quarter 2009 Highlights:

•
Sample phones containing ParkerVision’s d2p™ technology were tested and formally accepted by its mobile phone chipset customer with power savings and performance that exceeded the customer’s expectations.

•
A purchase order was received from ITT Corporation to incorporate commercial d2p integrated circuits into a highly-integrated transceiver radio platform for customer-sponsored demonstration of the d2p technology benefits in military radio applications.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “The completion, delivery and testing of d2p-enabled handsets to our chipset customer was a milestone for the company, one which we believe will enable the launch of volume production by this customer and the first royalty revenues to ParkerVision in the coming months.  The power savings realized from the d2p-enabled handsets verifies our previously stated predictions of providing up to 50% improvement in talk-time.”

The company's cash position at September 30, 2009 was approximately $3.3 million.  The company used approximately $10.6 million in cash for operations during the nine months ended September 30, 2009 and invested an additional $0.7 million in its intellectual property over the same period.

The company will host a conference call and webcast on Monday, November 16, 2009 at 4:15 p.m. EST for a discussion of its 2009 third quarter financial results. The conference call will be accessible by telephone at 1-877-857-6163, at least five minutes before the scheduled start time.  International callers should dial 719-325-4900. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm.  The conference call will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

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Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K/A for the year ended December 31, 2008 and the Forms 10Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

ParkerVision, Inc.
Summary of Results of Operations (in thousands except for per share amounts)
Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Service revenue	$-	$-	$-	$-
Cost of goods sold	-	-	-	-
Gross margin	-	-	-	-

Research and development	3,730	4,215	10,305	10,931
Marketing and selling	503	696	1,656	2,031
General and administrative	1,509	1,780	4,717	4,732
Total operating expense	5,742	6,691	16,678	17,694

Interest (expense) income, net	(4)	78	34	348

Net loss	$(5,746)	$(6,613)	$(16,644)	$(17,346)

Basic and diluted loss per common share	$(0.17)	$(0.25)	$(0.53)	$(0.66)

Balance Sheet Highlights (in thousands)	September 30, 2009 (unaudited)	December 31, 2008
Cash and cash equivalents	$3,296	$4,815
Prepaid and other current assets	361	855
Property and equipment, net	954	1,376
Intangible assets, net	10,248	10,399
Other assets	512	531
Total assets	$15,371	$17,976

Current liabilities	$1,951	$1,627
Long term liabilities	193	239
Shareholders’ equity	13,227	16,110
Total liabilities and shareholders’ equity	$15,371	$17,976

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